                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)




                          Chicago Pizza & Brewery, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    167889104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               Allyn R. Burroughs
                            5075 Spyglass Hill Drive
                              Las Vegas, NV  89122
--------------------------------------------------------------------------------
                 (Name, address, and telephone number of Person
                authorized to Receive Notices and Communications)



                              November 13, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   / /

Check the following box if a fee is being paid with the statement.   /x/

                                  SCHEDULE 13D

CUSIP No. 83608K 107                                           Page 2 of 7 Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

               ASSI, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                      3,473,134
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                                         None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                         3,473,134
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                         None
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,473,134
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         / /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               36.1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 83608K 107                                           Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

               Louis Habash
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

               PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               US
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                      26,172
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                                         3,473,134
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                         26,172
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                         3,473,134
 ------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,499,306
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         / /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               36.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    3 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            STATEMENT ON SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the Schedule 13D dated December 11, 1996 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

          The purpose of this Amendment No. 1 is to reflect the sale by ASSI on November 13, 1997 of 351,866 shares of Common Stock of the Company in the open market.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 is amended to read as folllows:

          ASSI beneficially owns 3,473,134 shares of Common Stock. Of this amount, 3,200,000 are pursuant to currently exercisable warrants and the remaining 273,134 shares are shares held of record by ASSI. Of the 273,134 shares owned by ASSI, 148,134 shares were part of an aggregate of 500,000 shares acquired in October 1996 upon the conversion of a loan in the principal amount of $2,000,000 made by ASSI to the Company in March 1996 (the "Bridge Loan"), which Bridge Loan automatically converted into 500,000

                                   Page 4 of 7 Pages
shares and 3,000,000 warrants upon the closing of the Company's initial public offering. The remaining 125,000 shares owned by ASSI were acquired in an open market purchase at $5.00 per share in December 1996. Of the 3,200,000 warrants held by ASSI, 3,000,000 warrants were acquired in October 1996 upon the automatic conversion of the Bridge Loan and the remaining 200,000 warrants were acquired in February 1996 in exchange for consulting services provided by ASSI to the Company. All funds used by ASSI to make the Bridge Loan which was converted into the 500,000 shares and the 3,000,000 warrants and to make the open market purchase of 125,000 shares were working capital funds of ASSI and it is expected that working capital funds would be used to exercise the warrants.

          Habash, as sole shareholder of ASSI, beneficially owns all of the shares owned by ASSI, and also owns 26,172 shares individually. The 26,172 shares owned by Habash were purchased from the Company in January 1995 in a private placement of units consisting of notes and common stock. Habash purchased the 26,172 shares and notes in the principal amount of $100,000 for $100,000 in personal funds.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this Schedule, ASSI was the beneficial owner of 3,473,134 shares of Common Stock representing approximately 36.1% of the 9,608,321 outstanding shares of Common Stock (assuming shares issuable upon exercise of ASSI's warrants are outstanding) based upon the information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Of this amount, 3,200,000 shares are beneficially owned pursuant to currently exercisable warrants.

          As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI, plus an additional 26,172 shares directly owned by him, for an aggregate beneficial ownership of 3,499,306 shares representing approximately 36.4% of the outstanding Common Stock (assuming shares issuable upon exercise of ASSI's warrants are outstanding).

          Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

          (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 3,473,134 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of,

                                Page 5 of 7 Pages
the Common Stock held by ASSI. Habash has sole power to vote or direct the vote and to dispose or direct the disposition of the 26,172 shares of Common Stock held by him.

          (c) On November 13, 1997, ASSI sold 351,866 shares of Common Stock in the open market at $1.584 per share

          (d) - (e) Not applicable.


                                Page 6 of 7 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1997                    ASSI, INC.


                                             By: /s/ Louis Habash
                                                --------------------------------
                                                  Louis Habash, President

                                             /s/ Louis Habash
                                             -----------------------------------
                                             Louis Habash


                                Page 7 of 7 Pages